UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 March 2026)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (02 March 2026)	Announcement Director/PDMR Shareholding (10 March 2026)
Announcement Director/PDMR Shareholding (10 March 2026)	Announcement Director/PDMR Shareholding (10 March 2026)
Announcement Publication of Supplement to Base Prospectus (12 March 2026)	Announcement Director/PDMR Shareholding (17 March 2026)
Announcement Director/PDMR Shareholding (20 March 2026)	Announcement Diageo subsidiary USL announces divesture in RCB (25 March 2026)

Diageo PLC – Total Voting Rights
Dated 02 March 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 28 February 2026 consisted of 2,432,425,480 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 205,973,302 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,226,452,178 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

2 March 2026

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 March 2026, Sir John Manzoni purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 March 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir John Manzoni
2.	Reason for the notification
a)	Position / status	Chair
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.18	432
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 9 March 2026, various awards under the Diageo 2014 Long Term Incentive Plan, Diageo 2023 Long Term Incentive Plan and Special Recruitment Award have been released over Diageo's Ordinary Shares and American Depositary Shares.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 March 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nik Jhangiani
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary Shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Release of award of Ordinary Shares under the Special Recruitment Award.

2.   Sale of shares to cover tax liabilities.

3.   Release of award of Ordinary Shares under the Special Recruitment Award.

4.   Sale of shares to cover tax liabilities.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	42,172
		2.	£15.00	19,871
		3.	Nil	58,970
		4.	£15.00	27,786
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-09
f)	Place of transaction	1 & 3 Outside a trading venue 2 & 4 London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannah Brooks
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo 2023 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	773
		2.	$81.25	321
d)	Aggregated information - Aggregated volume -Price	N/A
e)	Date of transaction	2026-03-09
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Randall Ingber
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2023 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	15,597
		2.	£15.00	7,349
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-09
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hina Nagarajan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary Shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of Ordinary Shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	3,063
		2.	£15.00	1,382
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-09
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 March 2026, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 March 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nik Jhangiani
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.19	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.19	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.19	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.19	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.19	11
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Randall Ingber
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.19	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Publication of Supplement to Base Prospectus
Dated 12 March 2026

12 March 2026

PUBLICATION OF SUPPLEMENT TO BASE PROSPECTUS

NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

Diageo plc (as issuer and guarantor), Diageo Finance plc (as issuer) and Diageo Capital B.V. (as issuer) announce that, regarding their programme for the issuance of debt instruments (the "Programme"), they have published a supplement (the "Supplement") to the base prospectus dated 20 August 2025 in respect of the Programme. The Supplement was approved by the Financial Conduct Authority ("FCA") on 12 March 2026 and is available for viewing here:

Supplement:  http://www.rns-pdf.londonstockexchange.com/rns/4747W_1-2026-3-12.pdf

Interim Results: https://www.rns-pdf.londonstockexchange.com/rns/2513U_1-2026-2-24.pdf

A copy of the Supplement has been submitted to the National Storage Mechanism ("NSM") and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

...ENDS...

For further information please contact:

Investor relations:

Sonya Ghobrial	+44 (0) 7392 784 784
Andrew Ryan	+44 (0) 7803 854 842
investor.relations@diageo.com

Media relations:
Clare Cavana	+44 (0) 7751 742 072
Abigail Farrell	+44 (0) 7510 360 547
press@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

The notes and the guarantee described in the base prospectus (as supplemented) (the "Base Prospectus") have not been and will not be registered under the United States Securities Act of 1933, as amended, or any relevant securities law of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, notes issued under the Programme may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions permitted by U.S tax regulations.

The Base Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Base Prospectus and the offer or sale of notes under the Programme may be restricted by law in certain jurisdictions.

Persons into whose possession the Base Prospectus or any notes issued under the Programme may come must inform themselves about, and observe, any such restrictions on the distribution of the Base Prospectus and the offering and sale of notes. In particular, please note that the information contained in this announcement may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc

LEI: BPF79TJMIH3DK8XCKI50

Diageo Capital B.V.

LEI: 213800YHFC48VOL6JY40

Diageo PLC – Director/PDMR Shareholding
Dated 17 March 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 16 March 2026, the following awards were granted to directors and persons discharging managerial responsibility over either Ordinary Shares or American Depositary Shares:

1.    Options under the Diageo 2023 Long Term Incentive Plan, which are exercisable between 8 September 2028 and 7 September 2035, subject to the satisfaction of stretching performance conditions and continued employment.

2.    Conditional awards under the Diageo 2023 Long Term Incentive Plan, which will vest on 8 September 2028, subject to satisfaction of stretching performance conditions and continued employment. In calculating the number of shares granted the standard approach to calculation was used which is the six-month ordinary share price between 1 July 2025 and 31 December 2025 for Sir Dave Lewis reflecting his date of appointment to the Board and between 1 January 2025 and 30 June 2025 for Hannah Brooks reflecting her date of appointment to the Executive Committee.

The applicable performance conditions to be assessed over a three-year performance period (1 July 2025 to 30 June 2028). The performance conditions were determined in July 2025 for all Executives in the F26 cycle of the DLTIP grant and have not been adjusted for this award to reflect performance year to date.  The details of the performance conditions are set out on page 134 of the Diageo 2025 Annual Report (available at the Company's website at https://www.diageo.com/en/investors/results-reports-and-events/annual-report-2025).

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

17 March 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir Dave Lewis
2.	Reason for the notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Grant of approved options, which are subject to the satisfaction of performance conditions, over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of unapproved options, which will vest on 8 September 2028, subject to the satisfaction of performance conditions, over Ordinary Shares, under the Diageo 2023 Long Term Incentive Plan

3.   Grant of conditional award, which will vest on 8 September 2028, subject to the satisfaction of performance conditions, over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£14.66	4,092
		2.	£14.66	301,947
		3.	Nil	306,039
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-16
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannah Brooks
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction
1.   Grant of unapproved options, which will vest on 8 September 2028, subject to the satisfaction of performance conditions, over American Depositary Shares, under the Diageo 2023 Long Term Incentive Plan

2.   Grant of conditional award, which will vest on 8 September 2028, subject to the satisfaction of performance conditions, over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$110.00	13,999
		2.	Nil	12,599
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-16
f)	Place of transaction	Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 20 March 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 17 March 2026, the following transactions took place in relation to the One World Share Incentive Plan.

1.   purchase of partnership shares using deductions from salary; and
2.   award of 50% matching shares for every partnership share purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

20 March 2026

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sally Grimes
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Purchase of partnership shares under the One World Share Incentive Plan. 2. Award of matching shares under the One World Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$77.3	1.293
		2.	Nil	0.646
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-17
f)	Place of transaction	1. New York Stock Exchange (XNYS) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannah Brooks
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Purchase of partnership shares under the One World Share Incentive Plan. 2. Award of matching shares under the One World Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$77.3	0.168
		2.	Nil	0.084
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-17
f)	Place of transaction	1. New York Stock Exchange (XNYS) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the One World Share Incentive Plan. 2. Award of matching shares under the One World Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£14.46	10.269
		2.	Nil	5.134
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-03-17
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Diageo subsidiary USL announces divesture in RCB
Dated 25 March 2026

Diageo subsidiary United Spirits Limited announces full divesture of its stake in Royal Challengers Sports Pvt Ltd

Diageo plc subsidiary, United Spirits Limited (USL), has announced it has entered into definitive agreements for the sale of its 100% equity stake in Royal Challengers Sports Private Limited (RCSPL) to a consortium comprising Aditya Birla Group ("ABG"), The Times of India Group ("Times"), Bolt Ventures ("Bolt"), and Blackstone's perpetual private equity strategy, BXPE ("Blackstone") for a total consideration of INR 166.6 billion.

RCSPL owns and operates the Royal Challengers Bengaluru franchises that participate in the Indian Premier League (IPL) and Women's Premier League (WPL). Upon completion of this transaction, the acquiring consortium will, through its ownership of RCSPL, acquire the rights to own and operate the IPL and the WPL franchises.

This announcement concludes the strategic review of RCSPL initiated by USL, as announced on 5 November 2025.

The transaction is subject to satisfaction of customary closing conditions and legal, regulatory and other approvals, including from the Board of Control for Cricket in India and the Competition Commission of India.

Further details of the transaction can be found here.

USL was represented by Citigroup as its lead financial advisor, while AZB & Partners served as legal counsel. Diageo plc was advised by Deutsche Bank as its strategic financial advisor, and received legal counsel from Slaughter and May, as well as Touchstone Partners.

...ENDS...

For further information please contact:

Investor relations:

Sonya Ghobrial	+44 (0) 7392 784 784
Andrew Ryan Grace Murphy	+44 (0) 7803 854 842 +44 (0) 7514 726 167
investor.relations@diageo.com
Media Relations:
Rebecca Perry Clare Cavana	+44 (0) 7590 809 101 +44 (0) 7751 742 072
Abigail Farrell	+44 (0) 7510 360 547
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

About the Acquiring Consortium

The Acquiring Consortium brings together partners with complementary strengths across sport, media, technology, and brand-building

Aditya Birla Group is one of India's largest and most respected conglomerates, with operations spanning over 40 countries and a legacy of over 165 years.

The Times of India Group is one of India's largest media conglomerates and operates the most comprehensive cricket ecosystem in the world, encompassing Cricbuzz, Willow TV, Major League Cricket, and the London Spirit.

Bolt Ventures is the private investment platform of David Blitzer, one of the most prominent sports investors in the world, with ownership stakes across the EPL, NBA, NHL, NFL, MLB, MLS, and other leagues across five continents.

Blackstone is the world's largest alternative asset manager, with $1.3 trillion in assets under management across global investment strategies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 April 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary